                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 FIND/SVP, INC.

                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share

                         (Title of Class of Securities)


                                  317718302000

                                 (CUSIP Number)


                              Marlin Equities, LLC
                            555 Theodore Fremd Avenue
                                   Suite B-302
                               Rye, New York 10580
                            Attn: Martin E. Franklin
                                 (914) 967-9400

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                November 21, 2001

             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------                                     -----------------
CUSIP No. 317718302000                                     Page 2 of 9 Pages
----------------------                                     -----------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Marlin Equities, LLC
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
                                                                           [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------- ------ -------------------------------------------------
                          7    SOLE VOTING POWER

                               1,555,292
      NUMBER OF         ------ -------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  1,555,292
                        ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,555,292
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.2%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                    -----------------
CUSIP No. 317718302000                                    Page 3 of 9 Pages
----------------------                                    -----------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Martin E. Franklin
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
                                                                           [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
----------------------- ------ -------------------------------------------------
                          7    SOLE VOTING POWER

                               0
      NUMBER OF         ------ -------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                1,555,292
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  0
                        ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               1,555,292
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,555,292
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.2%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                    -----------------
CUSIP No. 317718302000                                    Page 4 of 9 Pages
----------------------                                    -----------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ian G.H. Ashken
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
                                                                          [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United Kingdom
----------------------- ------ -------------------------------------------------
                          7    SOLE VOTING POWER

                               0
      NUMBER OF         ------ -------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                1,555,292
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  0
                        ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               1,555,292
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,555,292
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.2%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         (i)      Name and Issuer: FIND/SVP, Inc. (the "Company")

         (ii)     Address of the Principal Executive Offices of Issuer:
                  625 Avenue of the Americas, New York, New York 10011.

         (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $0.0001 par value per share, of the Company (the "Common Stock").


Item 2.  Identity and Background.

         (a) This statement is being filed by Marlin Equities, LLC, a Delaware limited liability company ("Marlin"), Martin E. Franklin ("Franklin") and Ian G.H. Ashken ("Ashken," and together with Marlin and Franklin, collectively referred to as the "Reporting Persons"). Marlin is a private investment vehicle of Messrs. Franklin and Ashken, who are the sole members and managers of Marlin.

         (b) The business address of each of the Reporting Persons is 555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580.

         (c) The present principal business of Marlin is that of a private investment fund, engaged in the purchase and sale of securities for investment for its own account. Messrs. Franklin and Ashken direct the activities of Marlin and other affiliated private investment vehicles.

         (d) None of the Reporting Persons has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Marlin is organized under the laws of the State of Delaware. Messrs. Franklin and Ashken are citizens of the United Kingdom.


Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the interests reported herein was $1,073,427. Such funds were furnished from Marlin's investment capital.

Item 4.  Purpose of Transaction.

         The Reporting Persons currently intend to hold their interests in the Common Stock for investment purposes. The Reporting Persons have entered into an agreement with the Company pursuant to which Mr. Franklin will be appointed to the Board of Directors of the Company. This agreement also provides for the appointment of David Walke (who also acquired a beneficial interest in the Company's Common Stock) to the Company's Board of Directors. It is the stated intention of Messrs. Franklin and Walke and the existing members of the Company's Board of Directors to appoint two additional independent directors to the Company's Board of Directors. Additionally, on November 21, 2001 Mr. Walke was appointed as the Chief Executive Officer of the Company, Mr. Franklin agreed to serve as the Chairman of the Board of Directors of the Company commencing on January 1, 2002 and Mr. Ashken was retained as a consultant to the Company.

         The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price for the Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Company's operations and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Reporting Persons may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of the Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all of their positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

         Except as set forth in this Item 4 and Item 6, the Reporting Persons have no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

         (a) On the date of this statement, Marlin beneficially owns 1,555,292 shares of Common Stock (including 211,111 shares of Common Stock issuable upon exercise of certain warrants held by Marlin) or approximately 15.2% of the outstanding Common Stock. The percentage of Common Stock reported as beneficially owned is based upon 10,254,554 shares outstanding, which consists of the sum of (i) 7,605,943 shares outstanding as at November 20, 2001 as reported on the schedule filed by the Company pursuant to Rule 14f-1 on November 26, 2001; (ii) 2,437,500 shares acquired by other investors from the Company on November 21, 2001, and (iii) 211,111 shares issuable upon exercise of certain warrants to purchase Common Stock held by the Marlin. Messrs. Ashken and Franklin, as the sole member and managers of Marlin, may be deemed to beneficially own the Common Stock beneficially owned by Marlin.

         (b) Marlin has the sole power to direct the vote and to direct the disposition of the interest in the Common Stock reported herein. Messrs. Franklin and Ashken, as the sole members and managers of Marlin, may be deemed to share the power to direct the vote of, or disposition of, the Common Stock beneficially owned by Marlin.

         (c) The interest in the Common Stock reported herein consists of (i) 1,036,800 shares of Common Stock acquired from SVP, S.A. for a price of $0.70 per share, (ii) warrants to purchase 211,111 shares of Common Stock acquired from SVP, S.A for a price of $0.62763 per warrant and (iii) 307,381 shares of Common Stock acquired from SVP International for a price of $0.70 per share. The aforementioned acquisitions were consummated on November 21, 2001.

         (d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock reported by this statement.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         On November 21, 2001, Mr. Franklin entered into an employment agreement with the Company which will commence on January 1, 2002. Pursuant to this employment agreement, the Company agreed to grant to Mr. Franklin options to purchase 630,000 shares of Common Stock at a price of $0.41 per share. Such options will vest ratably on each of November 20, 2002, 2003 and 2004, subject to accelerated vesting upon the occurrence of certain events.

         On November 21, 2001, Mr. Ashken entered into a consulting agreement with the Company. Pursuant to this consulting agreement, the Company agreed to grant to Mr. Ashken options to purchase 70,000 shares of Common Stock at a price of $0.41 per share. Such options will vest ratably on each of November 20, 2002, 2003 and 2004, subject to accelerated vesting upon the occurrence of certain events.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 -  Joint Filing Agreement by and among Marlin Equities, LLC,
                      Martin E. Franklin and Ian G.H. Ashken.

         Exhibit 2 -  Employment Agreement dated November 21, 2001 between
                      FIND/SVP, Inc. and Martin E. Franklin.

         Exhibit 3 -  Consulting Agreement dated November 21, 2001 between
                      FIND/SVP, Inc. and Ian G.H. Ashken.

         Exhibit 4 -  Letter Agreement dated November 5, 2001 by and among,
                      Martin E. Franklin, David Walke, Ian Ashken, Find/SVP, Inc., SVP S.A. and SVP International.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 30, 2001

                                           MARLIN EQUITIES, LLC


                                           By: /s/ Martin E. Franklin
                                              ----------------------------
                                           Martin E. Franklin, Member



                                           /s/ Martin E. Franklin
                                           -------------------------------
                                           Martin E. Franklin



                                           /s/ Ian G.H. Ashken
                                           -------------------------------
                                           Ian G.H. Ashken